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                              February 4, 2021

       Shahraab Ahmad
       Chairman and Chief Executive Officer
       Atlantic Coastal Acquisition Corp.
       6 St Johns Lane, Floor 5
       New York, NY 10013

                                                        Re: Atlantic Coastal
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
8, 2021
                                                            CIK No. 0001836274

       Dear Mr. Ahmad:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted January 8, 2021

       General

   1.                                                   Please identify the
underwriter(s) in your next submission or filing.
 Shahraab Ahmad
Atlantic Coastal Acquisition Corp.
February 4, 2021
Page 2

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at
(202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



FirstName LastNameShahraab Ahmad                         Sincerely,
Comapany NameAtlantic Coastal Acquisition Corp.
                                                         Division of
Corporation Finance
February 4, 2021 Page 2                                  Office of
Manufacturing
FirstName LastName